                                                Filed Pursuant to Rule 424(b)(1)
                                                File No. 333-79941

                                2,682,295 SHARES


                               CISCO SYSTEMS, INC.
                                  COMMON STOCK



     This Prospectus relates to the public offering, which is not being underwritten, of 2,682,295 shares of our Common Stock which is held by some of our current shareholders.

     The prices at which such shareholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

     Our Common Stock is quoted on the Nasdaq National Market under the symbol "CSCO." On June 1, 1999, the average of the high and low price for the Common Stock was $107.063.

                         -------------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                         -------------------------------


================================================================================

                 The date of this Prospectus is June 11, 1999.


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

     No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering made hereby, and if given or made, such information or representations must not be relied upon as having been authorized by Cisco Systems, Inc. (referred to in this Prospectus as "Cisco" or the "Registrant"), any selling shareholder or by any other person. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this Prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from our web site at http://cisco.com or at the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13a, 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

     1. Annual Report on Form 10-K for the year ended July 25, 1998, filed September 25, 1998, including certain information in Cisco's Definitive Proxy Statement in connection with Cisco's 1998 Annual Meeting of Shareholders and certain information in Cisco's Annual Report to Shareholders for the fiscal year ended July 25, 1998;

     2. Cisco's Quarterly Report on Form 10-Q for the fiscal year ended October 24, 1998, filed December 8, 1998;

     3. Cisco's Quarterly Report on Form 10-Q for the fiscal quarter ended January 23, 1999, filed March 9, 1999, as amended May 14, 1999;

     4.   Cisco's Current Report on Form 8-K filed May 14, 1999;

     5. The description of Cisco common stock contained in its registration statement on Form 8-A filed January 8, 1990, including any amendments or reports filed for the purpose of updating such descriptions; and

     6. The description of Cisco's Preferred Stock Purchase Rights, contained in its registration statement on Form 8-A filed on June 11, 1998, including any amendments or reports filed for the purpose of updating such description.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

          Cisco Systems, Inc.
          Investor Relations Department
          255 West Tasman Drive
          San Jose, CA 95134
          408-526-4000


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

     You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document.

                                   THE COMPANY

     Cisco's principal executive offices are located at 255 West Tasman Drive, San Jose, California 95134. Cisco's telephone number is (408) 526-4000.

                              PLAN OF DISTRIBUTION

     Cisco is registering all 2,682,295 shares (the "Shares") on behalf of certain selling shareholders. All of the shares either originally were issued by us in connection with our acquisition of Fibex Systems. We merged with Fibex Systems and we were the surviving corporation. Cisco will receive no proceeds from this offering. The Selling Shareholders named in the table below or pledgees, donees, transferees or other successors-in-interest selling shares received from a named selling shareholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (collectively, the "Selling Shareholders") may sell the shares from time to time. The Selling Shareholders will act independently of Cisco in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Selling Shareholders may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

     o a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

     o purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus,

     o an exchange distribution in accordance with the rules of such exchange,

     o ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

     o    in privately negotiated transactions.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate in the resales.

     The Selling Shareholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with Selling Shareholders. The Selling Shareholders also may sell shares short and redeliver the shares to close out such short positions. The Selling Shareholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The Selling Shareholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Shareholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the Selling Shareholders may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because Selling Shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Shareholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The Selling Shareholders have advised Cisco that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by Selling Shareholders.

     The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each Selling Shareholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the Selling Shareholders. Cisco will make copies of this prospectus available to the Selling Shareholders and has informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

     Cisco will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by a Selling Shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

     o the name of each such Selling Shareholder and of the participating broker-dealer(s),

     o    the number of shares involved,

     o    the price at which such shares were sold,

     o the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

     o that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

     o    other facts material to the transaction.

     In addition, upon being notified by a Selling Shareholder that a donee or pledgee intends to sell more than 500 shares, Cisco will file a supplement to this prospectus.

     Cisco will bear all costs, expenses and fees in connection with the registration of the shares. The Selling Shareholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The Selling Shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. The Selling Shareholders have agreed to indemnify certain persons, including broker-dealers and agents, against certain liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

                              SELLING SHAREHOLDERS

     The following table sets forth the number of shares owned by each of the Selling Shareholders. None of the Selling Shareholders has had a material relationship with Cisco within the past three years other than as a result of the ownership of the shares or other securities of Cisco. No estimate can be given as to the amount of shares that will be held by the Selling Shareholders after completion of this offering because the Selling Shareholders may offer all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the Selling Shareholders named below.

                                              Number of Shares   Percent of     Number of Shares
                                                Beneficially     Outstanding     Registered for
Name of Selling Shareholder                        Owned           Shares        Sale Hereby(1)
---------------------------                   ----------------   -----------    ----------------
Alta California Partners, L.P.(2)                   323,024          *              323,024

Alta Embarcadero Partners L.P.(3)                     7,378          *                7,378

Ascend Communications, Inc.                         935,653          *              935,653

Kenneth and Heather Buckland                        187,955          *              187,955

Virendra K. Budhraja                                187,955          *              187,955

Richard E. Hejmanowski                               95,419          *               95,419

Michael Jeye                                         45,504          *               45,504

NEA President's Fund, L.P.(4)                         7,913          *                7,913

NEA Ventures 1997, Limited(5)                         1,978          *                1,978

New Enterprise Associates VII,
    Limited Partnership(6)                          320,511          *              320,511

Arno Penzias                                         17,806          *               17,806

Seed Ventures II, Limited                            29,696          *               29,696

Walden EDB Partners, L.P.(7)                        112,034          *              112,034

Walden Japan Partners, L.P.(7)                       59,353          *               59,353

Walden SBIC, L.P.(7)                                107,761          *              107,761

Walden Technology Ventures, L.P.(7)                  21,557          *               21,557

30 additional Selling Shareholders, each of
    whom beneficially owns less than one-tenth
    of one percent of the total outstanding
    Common Stock of Cisco as of May 10, 1999.....   220,798          *              220,798
                                                  =========      =========        =========
         Total                                    2,682,295          *            2,682,295

* Represents beneficial ownership of less than 1%.

(1) This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock divided, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of Cisco's outstanding shares of common stock.

(2) Subsequent to the date of this Prospectus, the Shares held by Alta California Partners, L.P. may be distributed to Zeid Masri; David E. Maxwell; Kenneth J. Simons; Theodore A. Bosler; Phillippe Nguyen; Brian Cobb; Elliott Evers; Peter Handy; Amos B. Hostetter, Jr.; Continental Investments Corporation LLC; George A.

     Needham; Timothy Neher; Edward Buxton; David Jacques; William J. Steding; Thomas E. Bertelsen; Sirjang Lal Tandon; Paul E. Ridgers;

(3) Subsequent to the date of this Prospectus, the Shares held by Alta Embarcadero Partners L.P. may be distributed to Jean Deleage; Fran Kingsley; William P. Egan; Gregory Egan; Craig L. Burr; Garrett Gruener; Bryan Wood; Jeanne Meyer; Geoffrey R. Hoguet; Brian McNeill; James A. Terranova; Frank Polestra; Eileen McCarthy; Timothy L. Dibble; David Needham; David Retik.

(4) Subsequent to the date of this Prospectus, the Shares held by NEA President's Fund, L.P. may be distributed to Abronson Trust Est. 9/22/81; Richard L. Adams, Jr.; Joseph W. Alsop; Robert K. Anderson; Andreessen 1996 Charitable Remainder Trust; Paul and Evelyn Baran Trust Agreement of May 23, 1984; M. James Barrett; Joshua S. Boger, Brody Family Trust U/T/D August 15, 1986; Bear Stearns Securities Corporation, Custodian for William
     R. Brody Master Defined Contribution M/P Pension Plan; Kevin J. Burns; Buuck Family Partnership; Chadwick H. Carpenter, Jr.; Robert J. Carpenter; Charney 1996 Trust u/a 6/24/96, Howard S. Charney & Alida C. S. Charney, Trustees; Jesse Chen & Wanpyng Chuang; Robert and Stacey Chess; John C. Colligan; W. Hudson Connery, Jr.; DIMA Ventures, Inc.; Lewis S. Edelheit; Morteza Ejabat; Daniel P. Finkelman; Cam L. Garner & Wanda D. Garner, Co-Trustees of The Garner Family Trust, dated October 21, 1987; Garrett A. Garrettson; Glynn Family Trust; Paul M. Goeld & Carmen M. Goeld, Trustees of Goeld Family Trust u/t/d/ 11/8/96; Adele Goldberg; Gary G. Greenfield; William J. Hamburg; Daniel L. Harple, Jr.; Jill Tate Higgins; Ironwood LLC; Jacob S. Jacobsson; L. George Klaus, Trustee of the George Klaus Trust; Joseph Anthony Liemandt; Earl L. Linehan; Jonathan J. MacQuitty; Joshua Makower; Lloyd H. Malchow; Manian Revocable Living Trust DTD 5/5/86 Bala S. Manian & Tasneem Ismailji, Trustees; Edward R. McCracken; The Sandhya McCracken Living Trust u/a 9/5/97; The Living Trust of Stephens F. Millard, dated 9/23/94; Alan C. Nelson and Sharon K. Everson, Jt. Tenants; James W. Newman; Bertil D. Nordin; James D. Norrod; Robert J. Paluck; Ronald S. Posner; Providence Investment Company Limited; C. Woodrow Rea Jr. Trust U/D/T 5/30/96; Francis C. Rienhoff; Timothy James Rink; Walter L. Robb; Theresa W. & Robert J. Ryan, Jt. Tenants; William A. Sahiman; John T. Sakai; Richard M. Scrushy; John W. Sidgmore; Michael J. Simmons; David A. Stamm; Charles W. Stein Trust, dated May 23, 1995, Charles W. Stein and Virginia M. Stein, Trustees; Richard J. Testa; Kent J. Thiry and Denise M. O'Leary, Trustees, Thiry/O'Leary Living Trust dated March 8, 1990; Tomasetta Trust dated May 28, 1996; Steven Wallach Retained Income Trust;
     L. Curtis Widdoes, Jr.; Delaware Charter Guarantee & Trust Co. , Cust:
     William E. Wilson; Yock Family Revocable Trust, dated 7/21/93; Michael D. Zisman; Peter J. Barris; Frank A. Bonsal, Jr.; Nancy L. Dorman; Ronald H. Kase; C. Richard Kramlich; Arthur J. Marks; Thomas C. McConnell; John M. Nehra; Charles W. Newhall, III; Mark W. Perry; Irrevocable Trust u/a Frank
     A. Bonsal, dated 02/23/93, c/o David J. Callard; Turner-McConnell Family Trust, Thomas C. McConnell and Latricia Ann Turner, Trustees, uta 8/29/96; Christopher H. Perry; Elise S. Perry

(5) Subsequent to the date of this Prospectus, the Shares held by NEA Ventures 1997, Limited may be distributed to Lou Van Dyck; Ryan Drant; Debra King; Chip Linehan; Hugh Rienhoff; Scott Sandell; Sigrid Van Bladel; Lynn Dennard; Nora Zietz; Suzanne King.

(6) Subsequent to the date of this Prospectus, the Shares held by New Enterprise Associates VII, Limited Partnership may be distributed to Abbott Capital Private Equity Fund, L.P.; Richard L. Adams, Jr.; AJ Trusts Partnership; ALCYON SA; Alexandra R. Alsop; Elizabeth W. Alsop; Joseph W. Alsop; Joseph W. Alsop VII; Stewart J. O. Alsop Trust; Trustees of Amherst College; Argyropoulos Investors G.P.; Retirement Annuity Plan for Employees of the Army and Air Force Exchange Service Trust by Abbott Capital Management, L.P. as Investment Manager; Paul Baran or Evelyn Baran, as trustee of the Paul and Evelyn Baran Trust Agreement of 23 May 1984; Mellon Bank, N.A., as Trustee for the Bell Atlantic Master Trust (North); Mellon Bank, N.A. as Trustee for the Bell Atlantic Master Trust (South); Brinson Partnership Fund, L.P.; The 1996 Brinson Partnership Fund Offshore Series Company Ltd.; Brinson Trust Company as Trustee of The Brinson Partnership Fund Trust; Iceship & Co. by State Street Bank & Trust Co. as trustee for the Brown & Williamson Tobacco Master Retirement Trust; The Bunting Family II LLC; California State Teachers' Retirement System; Austen S. Cargill II Living Trust; Carleton College, by Abbott Capital Management, L.P. as Investment Manager; Nortrust Nominees Limited, Custodian for the Civil Aviation Authority Pension Scheme; Chancellor LGT Partnership Fund, L.P.; The Trustees of the Cheyne Walk Trust; Cornish & Carey Commercial Ventures, LLC; Cypress Equity Fund Group Trust, by Abbott Capital Management, L.P. as Investment Manager; Cypress Equity Fund Ltd., by Abbott Capital Management, L.P. as Investment Manager; Dragoo & Co.; The Ford Foundation; Mellon Bank, N.A. as Trustee of the General Motors Corp. Master Trust-Hourly-Rated Employees Pension Plan, as directed by Brinson Partners, Inc.; Mellon Bank, N.A. as Trustee of the General Motors Corp. Master Trust-Salaried Employees Non-Contributory Retirement Plan, as directed by Brinson

     Partners, Inc.; Goldman Grandchildren 1986 Trust; Guayacan Fund of Funds, L.P. by Abbott Capital Management, L.P. as Investment Advisor; HarbourVest Partners V-Parallel Partnership Fund L.P.; HarbourVest Partners V-Partnership Fund L.P.; Michael E. Herman Revocable Trust; Northern Trust Company as Trustee for the Illinois Municipal Retirement Fund, by Abbott Capital Management, L.P., as Investment Manager; The James Irvine Foundation; JMJ Trusts Partnership; Kaatz Family Limited Partnership II; Ewing Marion Kauffman Foundation; Kleinwort Benson Holdings, Inc.; Bernard
     M. Kramer, M.D. Inc. Profit Sharing Plan; Leeway & Co.; Board of Pensions Commissioners of the City of Los Angeles, by Abbott Capital Management, L.P., as Investment Advisor; Merifin Capital N.V.; Meyer Memorial Trust; MILAGRO DE LADERA, L.P., a California Limited Partnership; Mario M. Morino Trust; Paul C. Nehra; New Mexico State Investment Council as directed by Brinson Partners, Inc.; Commonwealth of Pennsylvania State Employees' Retirement System; Picotte Family Private Fund, LLC; Pratt Street Ventures IX, LLC; The Trustees of The Ronald Family Trust B; NationsBank of Texas N.A. as Trustee for SBC Master Pension Trust; James M. Schlater; John Sidgmore; Skytop Associates; Standish Ventures IV; State Universities Retirement System, as directed by Brinson Partners, Inc.; The Sumitomo Bank, Limited, Cayman Branch; Swingyer Partners; The Northern Trust Company as Trustee for U.A. Local 467 Pension Trust; Utah Retirement Systems, by Abbott Capital Management, L.P., as Investment Manager; Venture Capital/Private Equity Fund; Virginia Retirement System; The Northern Trust Company as Trustee of The Vulcan Materials Company Master Pension Trust; Warburg, Pincus Post-Venture Capital Fund, Inc., by Abbott Capital Management, L.P., as Investment Advisor; University of Washington; Board of Trustees of Whitman College; Woodbrook MB Limited Partnership; Michael D. Zisman; Peter J. Barris; Nancy L. Dorman; Ronald H. Kase; C. Richard Kramlich; Arthur J. Marks; Thomas C. McConnell; Peter T. Morris; John M. Nehra; Charles W. Newhall III; Mark W. Perry; Limited Partners: Abingworth Management Ltd.; The Stewart Alsop II Revocable Trust dated 10/8/93, Stewart Alsop II, Trustee; The Peter J. Barris Family Trust of 1996, u/a 11/14/96, Adrienne Barris & Jeffrey Radowich, Trustees; Irrevocable Trust u/a Frank A. Bonsal, Jr., dated 2/23/93; Virginia Lauren Kase Trust, u/a 9/10/96 Thomas C. McConnell, Trustee; Ryan Harrison Kase Trust, u/a 9/10/96, Thomas C. McConnell, Trustee; Debra E. King; Robert F. Kuhling, Jr.; Charles M. Linehan; Darlene K. Mann; The Joshua Joseph Marks Trust, u/a 11/13/96, Joshua J. Marks; Trustee; The Michael Shannon Marks Trust u/a 11/13/96, Joshua J. Marks, Trustee; The Samantha Ariel Marks Trust, u/a 11/13/96, Joshua J. Marks, Trustee; Turner-McConnell Family Trust, Thomas
     C. McConnell and Latricia Ann Turner, Trustees uta 8/29/96; McConnell Twins Trust, Ronald H. Kase, Trustee, uta dated 11/11/93; Cole Whieldon McConnell Trust, Ronald H. Kase, Trustee, uta dated 3/23/95; MWP Investment Partnership; Scott Morris Trust u/a 6/30/97, Mark W. Perry, Trustee; The Kathryn S. Nehra Trust, u/a 12/22/93, Charles Noel & Robin Wessels, Trustees; The Lauren M. Nehra Trust, u/a 12/22/93, Charles Noel & Robin Wessels, Trustees; Susan L. Nehra; Amy Liebno Newhall; Adair Newhall; Ashton Newhall; Adair's Trust u/a 11/15/96, Amy Liebno Newhall, Frank A. Bonsal, C. Van Leuven Stewart, Trustees; Ashton's Trust u/a 11/15/96, Amy Liebno Newhall, Frank A. Bonsal, C. Van Leuven Stewart, Trustees; Terry L. Opdendyk; Pratt Street Ventures IX, Limited Partnership; Scott D. Sandell; Sigrid J. Van Bladel; Louis B. Van Dyck IV; Thomas E. Winter; Nora M. Zietz.

(7) Subsequent to the date of this Prospectus, the Shares collectively held by Walden EDB Partners, Walden Japan Partners, Walden SBIC, L.P. and Walden Technologies Ventures L.P. may be distributed to Marc L, Abramowitz and Anita L. Abramowitz; Mathilde Albers; Pauline Lo Alker; Herb Alpert; Barbara Ancona; ARBA, A California General Partnership; Kent Baum and Marie Jose Melief Baum; Steven Berger and Paula Hughmanick; Arthur S. Berliner Family Trust Dtd 4/24/85; Nicholas J. Bez; Timothy Blair Billington; Elton
     J. Blum; Joseph Bhrm; Charles S.G. Bolton; Stewart Bonn and Laurel Bonn, Ttses under Declaration of Trust Dtd 7/21/94; Eugene D. Brody; Keith A. Brooks, D.M.D. Self Employed Profit Sharing; J. Carlo Cannell and Jennifer Bradley Cannell; Cardinal Partners; Douglas G. Carlston; Richard Carpenter; Maryles Castro; Chais 1991 Family Trust, Stanley Chais and Pamela Chais, Trustees; Shirley Chan; C. Philip Chapman and Donna R. Chapman; Chester and Catherine Chastek; Clickstream Capital L.L.C.; Christopher Cochrane; Paul Coghlan; Third Amended Trust of Gregory Lee Collins; Columbia General Investment L.P.; The Corrigan Family Partners, A CA Ltd Partnership; Marshall George Cox; Cypress VI Partners; Som Das; Annette R. Dobbs; Glen Doshay and Karen Doshay; EDB Ventures 2 Pte Ltd; William W.R. & Gloria L.S. Elder, Ttees-Elder Family Trust UDT Dtd 12/2/88; Steve Eskenazi; Daniel Faizullabhoy; Richard N. Frank Living Trust Dated 1/21/88, R.N. Frank Trustee; The Friedman Revocable Trust, S. & M.W. Friedman Co-Trustees Dated 8/2/89; The Friedman Group Ltd.; Friend Friend & Friend; E. Garfinkle; J. Garfinkle; E. Goldsteins Successor Ttee of the Goldstein Farm Trust Dtd 5/11/90, as tenants-in-common; Paul Ginsburg; Anthony Michael Glassman; Ernest C. Goggio; Goldman-Valerlote Family Trust UDT 11/15/95; Barry Goldstein; George J.W. Goodman; Rakinder Grovey; James Hansen & Betsy Hansen Living Trust Dtd 12/9/93, J&B Hansen as Co-Trustees; Harriet Hansen Living Trust Dtd 12/2/93 Harriet Hansen, Trustee; Ann Hedges Revocable Trust Dtd 6/22/93 Ann Hedges Trustee; Howard Properties Money Purchase Pension Plan & Trust Dtd 5/30/76; Charles Itsu; Norman C. & Marie H. Jack Trustee UTD Living Revocable Trust Dated 12/11/86; Estate of Stephen Johnes; K & L Properties; Andrew Ksu; Prudential Securities C/F Norman A. Kidd IRA A/C #JE-R25568; David S. Lambert & Carol A. Lambert; Robert A. Lanford; The Lauek Family 1994 Revocable Trust Dtd 11-16-94, J.S. & K.L. Lauek, Trees; Le Hagen Partners, Ltd.; Chong-Moon Lee and Reiko Takahashi Lee; Nancy Y. Lee; Paul Lee; Paul and Kathryn Leitner; Agnes Victoria Linhardt 1994 Revocable Inter Vivos Trust, Agnes Linhardt, Ttee; Irving Loube; M.E.K. Holdings Corporation; Daniel Mao; Ken J. McEwan; Jerome S. Moss; M.V. Partners, L.P. Lawrence & Eleanor Myers Family Trust Dtd 12/18/75, Lawrence Myers, Trustee; Caryn A. Peck; Lorraine F. Petitfils, Trustee Lorraine F. Petitfils, Trust UDT Dated 1/19/89; Wayne A. Ricciardi and Wendy L. Ricciardi; Robbins and Myers; Charles Richard Rose Irrevocable Trust Dtd 11/27/96, Robert Schweich, Trustee Robert S. and Valerie Rubenstein as Community Property; Lawrence K. Samuels; Steve Sanghi; Guy and Jean Saperstein; George S. Sarlo Revocable Trust Dtd 12/23/91; Francis
     O. Scarpulla; Trust Agreement Dtd 11/1/93 FBO William J. & Marlilee J. Schroeder, Trustees; Betty Jane Schuss Trust, Jack Schuss, Trustee; Robert
     J. Schweich; Lee J. Schweichler and Ann W. Schweichler; Small Business Administration; David S. Steiner; Sumitomo Corporation; Sumitomo Deutschland GMBH; Sumitronics, Inc.; Roger E. Susi; William P. Tai; Lip-Bu Tan and Ysa Loo Trust Dtd 2/3/92; Chun Choy Tang; Targa Capital, Ltd.; J. Stephen and Nancy Thornborrow; Thomas and Janet Unterman Living Trust Dated 12/1/1994; James M. Usdam; Vencap Holdings (1992) Pte. Ltd.; Verona Investments, Inc.; Vartex Venture Holdings Pte Ltd.; Peter K. Wanger, Jr.; Werner Wolfen; Chia Lung Yeh and Huey Ling Wang; and Richard Young.

                                 LEGAL MATTERS

          The validity of the securities offered hereby will be passed upon for Cisco by Brobeck, Phleger & Harrison LLP, Palo Alto, California.

                                     EXPERTS

     The consolidated balance sheets as of July 25, 1998 and July 26, 1997 and the consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended July 25, 1998 incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

================================================================================

We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.


                                TABLE OF CONTENTS

                                                                 Page
                                                                 ----
Where You Can Find More Information................................3
The Company........................................................4
Plan of Distribution...............................................4
Selling Shareholders...............................................6
Legal Matters......................................................8
Experts............................................................9


================================================================================


                               CISCO SYSTEMS, INC.



                                2,682,295 SHARES
                                 OF COMMON STOCK


                                  ------------

                                   PROSPECTUS

                                  ------------



                                 June 11, 1999


================================================================================